

April 9, 2024

Jan Hall
President & Chief Executive Officer
Guardion Health Sciences, Inc.
2925 Richmond Avenue, Suite 1200
Houston, Texas 77098

   Re: Guardion Health Sciences, Inc.
     Registration Statement on Form S-3
     Filed April 2, 2024
     File No. 333-278470

Dear Jan Hall:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jimmy McNamara at 202-551-7349 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: David Sunkin